March 31, 2026

Paul Hasting
Chief Executive Officer
Nkarta, Inc.
1150 Veterans Boulevard
South San Francisco, CA 94080

       Re: Nkarta, Inc.
           Registration Statement on Form S-3
           Filed March 25, 2026
           File No. 333-294611
Dear Paul Hasting:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Brandon N. Wachs